SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 1 to
SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

PROSPECT ACQUISITION CORP.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

 (Title of Class of Securities)

74347T103

 (CUSIP Number)

Kenneth J. Abdalla
15332 Antioch Street #528
Pacific Palisades, CA 90272

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.      ☐

Note:  schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74347T103

1	NAME OF REPORTING PERSON MALIBU PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 726,661 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 726,661 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 74347T103

1	NAME OF REPORTING PERSON KENNETH J. ABDALLA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,090,259 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 1,453,921 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,090,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 74347T103

1	NAME OF REPORTING PERSON BROAD BEACH PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 727,260 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 727,260 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 727,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74347T103

1	NAME OF REPORTING PERSON The Malibu Companies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,636,338 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 0 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,636,338
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.                     Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”) of Prospect Acquisition Corp. (the “Issuer”).  The address of the principal executive office of the Issuer is 9130 Galleria Court, Suite 318, Naples, Florida.  The 5,090,259 shares of Common Stock that are the subject of this Schedule 13D are owned by Malibu Partners, LLC, Broad Beach Partners, LLC, and The Malibu Companies, LLC. Malibu Partners, LLC directly owns 726,661 shares of Common Stock, Broad Beach Partners, LLC directly owns 727,260 shares of Common Stock, and The Malibu Companies, LLC directly owns the voting rights with respect to 3,636,338 shares of Common Stock acquired as part of the purchase of options with respect to such shares (the “Option Purchase Agreements”).  Kenneth J. Abdalla is the managing member of each of Malibu Partners, LLC, Broad Beach Partners, LLC and The Malibu Companies, LLC.

Item 2.	Identity and Background

(a)	This Statement is filed on behalf of:

(1)	Malibu Partners LLC;

(2)	The Malibu Companies, LLC

(3)	Broad Beach Partners LLC; and

(4)	Kenneth J. Abdalla;

(b)	The address of the above persons is:
15332 Antioch Street #528 Pacific Palisades, CA 90272

(c)	The principal occupation and business of Mr. Abdalla; Malibu Partners, LLC, The Malibu Companies, LLC and Broad Beach Partners, LLC is investing in securities.

(d)
Mr. Abdalla, Malibu Partners, LLC, The Malibu Companies, LLC and Broad Beach Partners, LLC have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e)
Mr. Abdalla, Malibu Partners LLC, the Malibu Companies, LLC and Broad Beach Partners LLC have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Abdalla is an American citizen. Malibu Partners, LLC, The Malibu Companies, LLC and Broad Beach Partners, LLC are each a limited liability company organized in the state of California.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Abdalla, Malibu Partners, LLC, the Malibu Companies, LLC and Broad Beach Partners, LLC used their personal funds to purchase the securities.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares for personal investment purposes.  Mr. Abdalla, Malibu Partners, LLC and Broad Beach Partners, LLC may acquire additional shares of the Issuer to the extent he believes such acquisition(s) are in line with his investment goal.

Mr. Abdalla anticipates being actively involved in both (a) the negotiation of merger terms with respect to the Issuer’s upcoming business combination and (b) the composition of the Issuer’s board of directors.

Item 5.	Interest in Securities of the Issuer

(a), (b) Mr. Abdalla, Malibu Partners, LLC, The Malibu Companies, LLC and Broad Beach Partners, LLC are the beneficial owners of 5,090,259, shares of common stock in the Issuer, representing approximately 16.3% of outstanding shares.  Mr. Abdalla has voting and dispositive power with respect to 1,453,921 shares of Common Stock and voting power with respect to 3,636,338 shares of Common Stock.

(c) During the past 60 days, Mr. Abdalla, Malibu Partners, LLC, the Malibu Companies, LLC and Broad Beach Partners, LLC effected transactions in the shares of common stock of Prospect Acquisition Corp. as set forth below.  All such transactions were made on the NYSE Amex.

Date	Quantity	Price	Transaction

10/20/2009	700,021	$9.87	Purchase
10/21/2009	600	$9.85	Purchase
10/22/2009	174,000	$9.90	Purchase
10/23/2009	579,300	$9.90	Purchase

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Malibu Companies, LLC executed agreements with stockholders governing 3,636,338 shares of the Issuer, giving Mr. Abdalla, the right to direct the vote of 3,636,338 shares of the Issuer.  Until such time the options are exercised, the stockholder will vote against the business combination and demand redemption of the Common Stock.  Confidential Treatment is requested with respect to certain portions of these agreements.

Item 7.	Material to be Filed as Exhibits

*Exhibit 10.1  Option Purchase Agreement dated October 14, 2009 by and between The Malibu Companies, LLC and a stockholder of the Issuer. (1)

*Exhibit 10.2  Option Purchase Agreement dated October 16, 2009 by and between The Malibu Companies, LLC and a stockholder of the Issuer. (1)

*Exhibit 10.3  Option Purchase Agreement dated October 21, 2009 by and between The Malibu Companies, LLC and a stockholder of the Issuer. (1)

*Exhibit 10.4  Option Purchase Agreement dated October 30, 2009 by and between The Malibu Companies, LLC and a stockholder of the Issuer.

*Confidential treatment is requested for certain portions of this exhibit pursuant to 17 C.F.R. Sections 200.8(b)(4) and 240.24b-2.

(1) Previously filed on the Schedule 13D, filed with the Securities and Exchange Commission on EDGAR on October 27, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 30th day of October, 2009.

By:	/s/ Kenneth J. Abdalla
Name: Kenneth J. Abdalla
Title: Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 30th day of October, 2009.

MALIBU PARTNERS LLC

By:	/s/ Kenneth J. Abdalla
Name: Kenneth J. Abdalla
Title: Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 30th day of October, 2009.

BROAD BEACH PARTNERS LLC

By:	/s/ Kenneth J. Abdalla
Name: Kenneth J. Abdalla
Title: Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 30th day of October, 2009.

THE MALIBU COMPANIES, LLC

By:	/s/ Kenneth J. Abdalla
Name: Kenneth J. Abdalla
Title: Managing Member